
05005041



Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

December 24, 2004

By Airmail

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL


PROCESSING
SECTION
RECEIVED
JAN 0 3 2005
185
SEC MAIL
WASH., D.C.

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Semi-Annual Securities Report for Six Months Ended September 30, 2004 (Summary translation dated December 22, 2004)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.



Kenichi Sugimoto

Enclosure

PROCESSED
JAN 11 2005
THOMSON
FINANCIAL



(Summary translation)

SEMI-ANNUAL SECURITIES REPORT FOR SIX MONTHS ENDED SEPTEMBER 30, 2004



NINTENDO CO., LTD.

(Summary translation)
File No. 82 – 2544

(December 22, 2004)

SEMI-ANNUAL SECURITIES REPORT
FOR SIX MONTHS ENDED SEPTEMBER 30, 2004

Cover letter addressed to Kanto Finance Bureau

Ⅱ Information about guaranteed company by the Company

[Interim audit report]